1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 18, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$1.53

Hsinchu, Taiwan, R.O.C., April 18, 2013 – TSMC today announced consolidated revenue of NT$132.76 billion, net income of NT$39.58 billion, and diluted earnings per share of NT$1.53 (US$0.26 per ADR unit) for the first quarter ended March 31, 2013.

Year-over-year, first quarter revenue increased 25.7% while net income and diluted EPS both increased 18.2%. Compared to fourth quarter of 2012, first quarter of 2013 results represent a 1.0% increase in revenue, and a 4.9% decrease in both net income and diluted EPS. All figures were prepared in accordance with TIFRS (International Financial Reporting Standrads as enclosed use in R.O.C.) on a consolidated basis.

In US dollars, first quarter revenue remained flat from the previous quarter and increased 26.8% year-over-year.

Gross margin for the quarter was 45.8%, operating margin was 33.5%, and net margin was 29.8%.

Shipments of 28-nanometer process technology reached 24% of total wafer revenues. 40/45-nanometer accounted for 23% of total wafer revenues. Advanced technologies, defined as 40/45-nanometers and below, accounted for 47% of total wafer revenues.

“Thanks to strong demand from mobile-related applications, our 28-nanometer strength, and favorable currency exchange rate, our first quarter revenue exceeded the guidance given three months ago,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “We expect the strong mobile demand, especially in emerging markets, to continue in the second quarter. Based on our current business outlook and exchange rate assumption of 1 US dollar to 29.82 NT dollars, management expects overall performance for second quarter 2013 to be as follows”:

•	Revenue is expected to be between NT$154 billion and NT$156 billion;

•	Gross profit margin is expected to be between 47.5% and 49.5%;

•	Operating profit margin is expected to be between 35% and 37%.

In order to prepare for a fast ramp up of 20-nanometer starting next year, TSMC further raises the capital expenditure estimate for 2013 to be in the range between US$9.5 billion and US$10 billion.

TSMC’s 2013 first quarter consolidated results :

	(Unit: NT$ million, except for EPS)
	1Q13 Amount[a]		1Q12 Amount[b]		YoY Inc. (Dec.) %	4Q12 Amount[b]		QoQ Inc. (Dec.) %
Net sales	132,755		105,615		25.7	131,445		1.0
Gross profit	60,770		50,479		20.4	62,100		(2.1)
Income from operations	44,428		35,117		26.5	46,390		(4.2)
Income before tax	45,748		35,673		28.2	46,284		(1.2)
Net income	39,577		33,492		18.2	41,603		(4.9)
EPS (NT$)	1.53	[c]	1.29	[d]	18.2	1.61	[e]	(4.9)

a:	2013 first quarter figures have not been approved by Board of Directors
b:	1Q and 4Q 2012 figures were prepared in accordance with TIFRS
c:	Based on 25,929 million weighted average outstanding shares
d:	Based on 25,926 million weighted average outstanding shares
e:	Based on 25,928 million weighted average outstanding shares

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TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Dana Tsai Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7125036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com